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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Flagstone Reinsurance Holdings Limited
(Name of Issuer)

Common Shares, par value, $0.01 per share
(Title of Class of Securities)

G3529T105
(CUSIP Number)

November 12, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3529T105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haverford (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,842,409 common shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,842,409 common shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,842,409 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.36%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 84,685,896 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

CUSIP No.	G3529T105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark J. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,838,795 common shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,838,795 common shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,838,795
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.62%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 2,633,639 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares represent the indirect proportionate interest of Mr. Byrne in the 2,842,409 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these common shares. IAL FSR Limited owns 7,155,156 common shares of the Issuer, which it holds for the benefit of a company which is owned by a trust for which Mr. Byrne acts as the settlor. Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer. Mr. Byrne disclaims beneficial ownership of these shares.

** Based on 84,685,896 outstanding common shares, which is the total number of shares issued and outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

CUSIP No.	G3529T105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 490,000 common shares*
	6	SHARED VOTING POWER 291,205 common shares**
	7	SOLE DISPOSITIVE POWER 490,000 common shares*
	8	SHARED DISPOSITIVE POWER 291,205 common shares**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,205 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.92%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* 10,000 of these shares are owned directly by Mr. Brown. 480,000 of these common shares represent Performance Share Units (“PSUs”) which will vest, subject to certain contingencies as set out in the Issuer’s PSU Plan, on December 31, 2008. Vesting of the PSUs is contingent upon the Issuer meeting certain fully diluted return-on-equity (“FDROE”) goals. Upon vesting, Mr. Brown shall be entitled to receive a number of common shares of the Issuer (or the cash equivalent, at the election of the Issuer) which is based on the Issuer’s FDROE during the vesting period. 480,000 shares assumes a maximum FDROE, which may not ultimately be achieved by the Issuer.

** Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 208,770 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares represent the indirect proportionate interest of Mr. Brown in the 2,842,409 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these common shares. In addition, Mr. Brown acts as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 80,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer, as well as 2,435 common shares of the Issuer which were paid to Leyton Limited from Haverford (Bermuda) Ltd on November 12, 2008 as a dividend in specie. Mr. Brown disclaims beneficial ownership of the shares held by Leyton Limited.

** Based on 84,685,896 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Item 1.

(a)           Name of Issuer: Flagstone Reinsurance Holdings Limited

(b)           Address of Issuer’s Principal Executive Offices:

Crawford House
23 Church Street
Hamilton HM11, Bermuda

Item 2.

(a)           Name of Person Filing:

Haverford (Bermuda) Ltd., a Bermuda Company

Individuals:
(i) Mark J. Byrne, an Irish citizen
(ii) David A. Brown, a United Kingdom citizen

(b)           Address of Principal Business Office or, if none, Residence:

c/o Haverford (Bermuda) Ltd.
Crawford House
23 Church Street
Hamilton, HM11, Bermuda

(c)
Citizenship: Each of the entities or persons identified in 2(a) above is a company or an individualorganized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity’s or person’s name.

(d)           Title of Class of Securities: Common shares, par value $0.01 per share (“common shares”)

(e)           CUSIP Number: G3529T105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

(a)           Amount beneficially owned:

(i)      Haverford (Bermuda) Ltd. is the record holder of 2,842,409 common shares of the Issuer.

(ii)
Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 2,633,639 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares represent the indirect proportionate interest of Mr. Byrne in the 2,842,409 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these common shares. IAL FSR Limited owns 7,155,156 common shares of the Issuer, which it holds for the benefit of a company which is owned by a trust for which Mr. Byrne acts as the settlor. Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer. Mr. Byrne disclaims beneficial ownership of these shares.

(iii)
Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 208,770 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares represent the indirect proportionate interest of Mr. Brown in the 2,842,409 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these common shares. In addition, Mr. Brown acts as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 80,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer, as well as 2,435 common shares of the Issuer which were paid to Leyton Limited from Haverford (Bermuda) Ltd on November 12, 2008 as a dividend in specie. Mr. Brown disclaims beneficial ownership of the shares held by Leyton Limited. Mr. Brown directly holds 10,000 common shares. Mr. Brown has an interest in 480,000 common shares, representing Performance Share Units (“PSUs”) which will vest, subject to certain contingencies as set out in the Issuer’s PSU Plan, on December 31, 2008. Vesting of the PSUs is contingent upon the Issuer meeting certain fully diluted return-on-equity (“FDROE”) goals. Upon vesting, Mr. Brown shall be entitled to receive a number of common shares of the Issuer (or the cash equivalent, at the election of the Issuer) which is based on the Issuer’s FDROE during the vesting period. 480,000 shares assumes a maximum FDROE, which may not ultimately be achieved by the Issuer.

(b)           Percent of class*:

Haverford (Bermuda) Ltd:	3.36%

Mark J. Byrne	11.62%

David A. Brown	0.92%

* Based on 84,685,896 outstanding common shares, which is the total number of shares issued  and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

(c)           Number of shares to which the person has:

(i)	Sole Voting Power:

Haverford (Bermuda) Ltd.: 2,842,409

Mark J. Byrne*: 0

David A. Brown**: 490,000

(ii)	Shared Voting Power:

Haverford (Bermuda) Ltd.: 0

Mark J. Byrne*: 9,838,795

David A. Brown**: 291,205

(iii)	Sole Dispositive Power:

Haverford (Bermuda) Ltd.: 2,842,409

Mark J. Byrne*: 0

David A. Brown**: 490,000

(iv)	Shared Dispositive Power:

Haverford (Bermuda) Ltd.: 0

Mark J. Byrne*: 9,838,795

David A. Brown**: 291,205

*
Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 2,633,639 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares represent the indirect proportionate interest of Mr. Byrne in the 2,842,409 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these common shares. IAL FSR Limited owns 7,155,156 common shares of the Issuer, which it holds for the benefit of a company which is owned by a trust for which Mr. Byrne acts as the settlor. Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer. Mr. Byrne disclaims beneficial ownership of these shares.

**
Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 208,770 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares represent the indirect proportionate interest of Mr. Brown in the 2,842,409 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these common shares. In addition, Mr. Brown acts as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 80,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer, as well as 2,435 common shares of the Issuer which were paid to Leyton Limited from Haverford (Bermuda) Ltd on November 12, 2008 as a dividend in specie. Mr. Brown disclaims beneficial ownership of the shares held by Leyton Limited. Mr. Brown directly holds 10,000 common shares. Mr. Brown has an interest in 480,000 common shares, representing Performance Share Units (“PSUs”) which will vest, subject to certain contingencies as set out in the Issuer’s PSU Plan, on December 31, 2008. Vesting of the PSUs is contingent upon the Issuer meeting certain fully diluted return-on-equity (“FDROE”) goals. Upon vesting, Mr. Brown shall be entitled to receive a number of common shares of the Issuer (or the cash equivalent, at the election of the Issuer) which is based on the Issuer’s FDROE during the vesting period. 480,000 shares assumes a maximum FDROE, which may not ultimately be achieved by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, Haverford (Bermuda) Ltd. and David A. Brown have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4a above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. Each of the Reporting Persons expressly disclaims membership in a “group” as defined in Rule 13d-5 of the Exchange Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my/our knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2008

Haverford (Bermuda) Ltd.,

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne
	Title:	Chairman

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne

By:	/s/ David A. Brown
	Name:	David A. Brown

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of common shares of Flagstone Reinsurance Holdings Limited.

Date: November 13, 2008

Haverford (Bermuda) Ltd.,

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne
	Title:	Chairman

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne

By:	/s/ David A. Brown
	Name:	David A. Brown